EXHIBIT 99.1

Golar LNG Partners LP Fourth Quarter 2015 Cash Distribution

HAMILTON, Bermuda, Jan. 27, 2016 (GLOBE NEWSWIRE) -- Golar LNG Partners LP (NASDAQ: GMLP) announced today that its board of directors has approved a quarterly cash distribution with respect to the quarter ended December 31, 2015 of $0.5775 per unit. This cash distribution will be paid on February 12, 2016 to all unitholders of record as of the close of business on February 5, 2016.

Golar LNG Partners LP
Hamilton, Bermuda
January 27, 2016

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.